Exhibit 99.1

N E W S R E L E A S E

Siyata Announces Certification and Approval of Next Generation SD7 Solution by Telstra

Australia’s Largest Wireless Carrier Expected to Commence Sales

of the SD7 in Q2 2023

VANCOUVER, BC / ACCESSWIRE / March 20, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global provider of innovative Push-to-Talk over Cellular (“PoC”) and cellular signal booster solutions, today announced the successful certification and approval of its mission-critical PoC (MCPTT) SD7 solution by Telstra, Australia’s largest wireless carrier. Telstra is anticipated to begin sales of the SD7 in the second quarter of 2023 to its enterprise and government customers.

“We are pleased to work with Telstra on their planned sales of the SD7,” commented Siyata CEO Marc Seelenfreund. “Telstra’s network includes 18.8 million retail mobile services, 3.8 million retail fixed bundles and standalone data services, and 960,000 retail fixed standalone voice services.  We continue to believe that the SD7 is the most unique upgrade from legacy two-way radio devices currently on the market, offering expanded coverage, high functionality and low startup and operating costs.”

The SD7 enables push-to-talk communications for first responders and enterprise clients. It is a simple easy-to-use rugged Android based MCPTT solution with excellent sound quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity across the United States  and internationally. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters, and the SD7 allows first responders as well as secondary support personnel to quickly connect and coordinate on unified public cellular networks in North American and international markets.

Users of the SD7 can initiate and receive talk-group calls, receive private calls, notify others of emergencies, and report locations, all actions ideally tailored for mission critical purposes.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global provider of innovative, next generation Push-To-Talk over Cellular technology solutions that includes its devices and cellular booster systems. Its portfolio of in-vehicle and rugged device solutions enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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